BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

October 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:       Mr. Michael F. Johnson, Staff Attorney

Re:         Ministry Partners Investment Company, LLC
Registration Statement on Form S-1
Filed June 24, 2011
File No. 333-175144
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 333-04028-LA

Ladies and Gentlemen:

This letter is in response to the Staff’s letter of July 20, 2011 and is intended to accompany Registrant’s pre-effective amendment on Form S-1/A to the subject registration statement which was filed on the date of this letter.  The S-1/A contains the Company’s unaudited financial statements for the six months ended June 30, 2011 and related changes.  The responses below are presented in the same order as the Staff’s comments in that letter.  The references in our responses below are to the Form S-1/A and all references to the prospectus are to the prospectus contained in Part I of the Form S-1/A.

Registration Statement on Form S-1

Calculation of registration Fee Table

1.
Revise your document here, and through where applicable, to specify how the $75 million in Class A Notes you are seeking to register will be allocated amongst the Fixed Series, Flex Series and Variable Series.

The Company is not allocating the total registration of $75 million of Class A Notes among the three Series.  The amount of each Series of Notes it sells will depend upon investor demand.  However, the total amount of Class A Notes sold will not exceed $75 million.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Prospectus Summary

The Offering, page 8

2.
We note that at March 31, 2011, you had cumulatively sold approximately $95.6 million of the $200 million Class A Notes and had approximately $47.7 million outstanding.  In the summary, please explain why you are conducting this offering when you appear to have the ability to issue approximately $50 million in debt pursuant to other effective registration statements.

The Company intends the subject registration statement to replace or supersede the currently effective registration statement for the Class A Notes.  The only material difference in the structure of the two offerings is that the currently effective registration statement is for a self-underwritten offering.  The subject registration is for the sale of the Notes through the Managing Broker and the Participating Broker Dealers.  Prior to effectiveness of the subject registration statement, the Company will either file an amendment to its currently effective registration statement to withdraw registration of the Notes remaining unsold thereunder, or amend the subject registration statement to incorporate offerings under two registration statements in a single prospectus pursuant to Rule 230.429.  The subject registration statement, when effective, will cover the Class A Notes remaining unsold under the Indenture.

We will add this explanation as an explanatory note to Part I of the Form S-1.  As the current registration will be withdrawn upon the effectiveness of the subject registration statement, we do not believe this explanation needs to be added to the Summary.

Risk Factors

To the Extent We Sell Our Secured Notes … page 13

3.	Include in the subheading for this risk factor the approximate amount of senior secured notes you propose to offer within the next twelve months. We note that you indicate it may be “substantial.”

The Staff’s referenced risk factor at page 13 has been revised in the prospectus to state that based on current circumstances and conditions, the Company anticipates that it will sell up to $12.0 million of the secured notes over the next 12 months, but may sell additional secured notes if the Company encounters a market for these notes.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Our Lending Activities

Our Monitoring of Our Loan Portfolio Performance

Delinquent Loans, page 51

4.
You indicate that “from time to time” you have restructured a mortgage loan in light of the borrower’s circumstances and capabilities.  Please tell us what facts and circumstances are taken into consideration by you when considering whether to restructure a loan and whether you have a written policy for restructuring loans.

The Company’s longstanding policy is to restructure a loan only if it determines that the principal amount of the loan is collectible in full.  The Company has no written procedures or guidelines for when and if to restructure a loan.  The Company will consider a loan restructure at the request of the borrower either prior to default or after default has occurred.  The Company makes this determination for each loan based on the facts and circumstances of the loan and the borrower.  The Company determines that (1) the borrower is capable of repaying the loan in full, and (2) the borrower has the will to pay the loan in full.  In determining these factors, the Company’s credit staff meets with representatives of the borrower, which is generally a church.  The Company reviews the borrower’s expense records and recommends, where appropriate, expense and costs savings.  The Company also reviews the borrower’s revenue records and forecasts.  The Company will agree to restructure a loan only if the proposed costs and expense savings, plus the borrower’s anticipated future revenue stream, support the Company’s conclusion that the borrower is capable of repaying the loan in full if restructured, and borrower agrees to implement the suggested cuts and costs savings.

If the Company determines that the borrower is able to repay a restructured loan and is willing to do so, by agreeing to the cost savings and cuts necessary, it will negotiate restructured loan repayment requirements, provided that the amount of the principal due and owing will not be decreased in the restructured loan.  Again, the Company will not restructure a loan unless it determines that the loan is, pursuant to a restructured payment plan, recoverable in full.  The Company’s determination to restructure a loan is dependent on a number of objective and subjective factors which vary considerably with the individual situation and circumstances of each borrower.  The Company has determined that a written policy is not appropriate or practical for restructuring, as the determination must be made on an individual, case-by-case basis.

The Company has added disclosure summarizing these loan restructure policies at page 52 of the prospectus.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Non-Performing Loans, page 51

5.	Please tell us whether, over the past two fiscal years, there have been any material changes to your policy with regards to how you treat non-performing loans.

The Company has not over the past two years made any changes to its policy regarding the criterion it uses to characterize a loan as non-performing.  The Company has, commencing in January 2011, adopted a more conservative policy regarding its accounting characterization of interest payments it receives on non-performing loans.  It characterizes all payments, whether principal or interest, as reducing the loan amount.

Allowance for Loan Losses, page 51

6.
We note that in 2009 you added a factor relating to the portion of your loan portfolio that is held in a loan participation interest.  Please tell us whether, since 2009, there have been any other material changes to your policies with regards to your allowance for loan losses.

The Company has not, since 2009, made any material changes to its policies regarding its allowance for loan losses, other than the factor noted relating to its participation interests in loans.

Interim Financial Statements

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-6

7.
You disclose that the general component of the allowance for loan losses covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  You also disclose that since inception, you have never recorded a charge-off on your mortgage loan investments.  As a result, you have no historical loss experience in assessing estimated credit losses.  Please revise to provide additional granularity on how you quantify the credit risk associated with qualitative factors, including current economic conditions.  Specifically disclose the qualitative loss factors used for each loan segment and discuss any changes/trends related to these loss factors during the periods presented.

The Company has a long standing procedure for allocating risk to non-classified loans (i.e., loans which have not been classified as delinquent, non-performing and/or non-accrual).  Under this procedure, the Company reviews each of its mortgage loan investments quarterly, and more frequently with respect to their loan if a current review is judged advisable due to change in circumstances or prevailing conditions.  This procedure is based on a methodology whereby the Company identifies material general and specific loan risks, attempts to quantify the impact (relevance) of each risk to the Company’s loan portfolio, and attempts to quantify each individual loan exposure to each risk.  The Company accomplishes this by identifying the general and specific risks that would directly or indirectly affect its mortgage loan investments.  The Company then assigns a rating from 1 to 20 to each risk factor based on the Company’s judgment of that risk factor’s relevance to its loans.  A designation of “20” indicates a risk of the highest relevance, a designation of “1”, the lowest relevance.  The Company then rates each of its loans’ exposure to each risk by assigning a number of 1 to 3 to the loan.  A designation of “3” indicates the highest level of exposure, a designation of “1”, the lowest.  The Company then determines the appropriate loss reserve allocation in terms of basis points of the principal amount of each loan.  The number of basis points assigned to a loan is the product of each risk factor’s designated relevance multiplied by the individual loan’s designated exposure to that risk factor, with the product divided by 1,000.  The loss reserve allocation for the respective loan is the product of its basis points determination multiplied by its unpaid principal amount.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

The Company reviews its identified risk factors and their respective relevance designations and loan exposure designations annually, or sooner in the event changes in prevailing conditions or circumstances make such a review advisable.  Currently, the Company has identified a total of 18 different risk factors.  These risks are in the areas of:

–	Differences from the Company’s lending policies and procedures, including differences in underwriting standards and collection.

–	Changes in national, regional and local economic and business conditions and developments that affect the credit risks of a loan.

–	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans.

–	Changes affecting the value of a loan’s underlying collateral.

–	The effect of geographical credit concentrations.

Under this procedure, the Company analyzes each of its mortgage loans quarterly, or sooner if the Company learns that conditions or circumstances involving a particular loan increases its credit risks.  For example, this would occur if the Company determines that a material deterioration of a borrower’s credit would, in the Company’s estimation, make the loan collateral dependent. We note that the weight given various factors and analysis are subject to periodic change and the maximum points attributable to that factor may be increased or decreased based on developing conditions. For example, the Company in June of 2011 completed a foreclosure on one of its mortgage loan investments, which resulted in its first historical charge-off of a loan investment1. Based on the fact that this loan was a participation investment and that each Company loan classified as non-performing over the past three years has been a participation investment, the Company has increased its maximum points for participation investment risks used in its analysis. A participation loan is one where the Company owns a less than 100% interest in the loan and is generally not the lead lender. Where the Company is not the lead lender, it must primarily depend on the lead lender to make determinations as to how to deal with the defaulting borrower. Currently, less than 28% of the Company’s loans are participation loan investments where the Company does not serve as lead lender.

___________________
1 The “no historical loss experience” statement in the S-1 filing will be amended as a result of this charge-off.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Allocations of loan loss reserves under this procedure are in addition to any allocations the Company may make by reason of any historical loan loss (during the last 5 years).

Note 2. Related Party Transactions, page F-10

8.
You disclose that ECCU currently acts as the servicer for 125 out of 141 loans which represents $159.2 million in loan principal outstanding and charges a service fee of up to 288 basis points.  You also disclose that you accrued but did not pay any loan servicing fees to ECCU for the three months ended March 31, 2011.  Please revise this footnote and other appropriate portions of your document (e.g. related party disclosures) to discuss how the servicing fee is determined, disclose the amount of servicing costs for each period presented and disclose how that cost is presented in your income statement.

The S-1/A states under “Our Lender Activities – Servicing” that at June 30, 2011, ECCU acts as the Company’s servicer for 112 loans (out of our 135 total loans).  The Prospectus states that ECCU charges the Company a service fee of up to 288 basis points.  The great majority of our loans purchased from ECCU have pass-through rates which are 50 to 75 basis points lower than the loan contractual rate.  On a very limited number of loans ($27.5 million at June 30, 2011), the pass-through rate is lower than the contractual rate by as much as 238 basis points.  Under our agreement with ECCU, there are no service fee billings with loans with these pass-through rates.  The $7,400 of fees disclosed in the Company’s 10-Q Report for the six months ended June 30, 2010 represents payments of fees to ECCU that are in addition to ECCU’s service fees.  We did not pay any of these additional fees to ECCU for the six months ended June 30, 2011.

Note 3. Loans Receivable and Allowance for Loan Losses, page F-10

9.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods.  We note you did not provide comparative information for many of your credit quality disclosures.  To the extent the information required for comparative disclosure is reasonably available, please consider revising to provide comparative disclosure considering the significant benefit this information provides investors and the objective of the ASU.

Although not required by the ASU 210-20 Standards, the Company did consider providing comparative information for its credit quality disclosures.  However during 2010, the Company transitioned from an outsourced financial core processing system to an in-house proprietary processing system.  Key data required to present comparative information was kept on our system starting in 2010, but had not been kept on the outsourced system used in prior years.  Thus, the key data for these years is not available.  Beginning with our 10-K Report for the year ended December 31, 2011, the Company will present comparative data in our credit quality disclosures.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-23

10.	Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

The Company will provide a revised Report from its Independent Registered Public Accounting Firm which includes the city and state of the audit firm.

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-30

11.
Please revise to provide additional information regarding how you determine that the uncollectibility of a loan is confirmed and should be charged-off.  Specifically discuss the triggering events or other facts and circumstances that will cause you to charge-off a loan.  We note your disclosure on page F-11 that as of March 31, 2011, you have four loans totaling $9.2 million that are in foreclosure proceedings and have a reserve of $2.0 million.

Please see “Allowance for Loan Losses” under Note 3 at page F-12 of the Prospectus, which has been revised to disclose in greater detail the Company’s procedures in this regard.  The Company’s procedures in dealing with a loan delinquency, which are long standing, are summarized below.

Within 10 days after the first payment is past due, the Company contacts the borrower by telephone to establish initial contact and determine the reason for the late payments.

If payment is not received within 30 days after its due date, the Company schedules a meeting with the borrower to discuss whether the reasons for the delinquency are transitory or ongoing; to discuss with the borrower its costs, expenses and revenue prospects; and to the extent the Company deems necessary, to review the borrower’s books and records. It should be noted that unlike most institutional borrowers, Company management establishes a personal relationship with its borrower, typically during the period of loan underwriting, and requires in its loan documents that the borrower make available, at the request of the Company, such financial records and documentation that the Company deems necessary. The Company believes that this combination of personal contact and contractual right to review the borrower’s books and records, together with the Company’s proactive policy of establishing personal contact with the borrower in the event of a late payment, places the Company in a better position to analyze the borrower’s financial capability from a revenue and cost standpoint.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Where a borrower is more than 90 days late in its loan payments, the Company classifies the loan as non-performing and, if it has not previously done so, determines whether the loan is collateral dependent. This analysis is made on the information and determinations made by the Company during its initial contacts and review of the borrower’s financial condition. Where a loan is determined to be collateral dependent at either this stage or earlier, the Company performs an internal estimate of the collateral value or obtains an appraisal to determine whether impairment exists. Collateral value estimates are updated when management determines that the property value has declined significantly since the last value estimate. In any case, updated value estimates are obtained at least annually. .

The Company uses this information to increase its reserve for loan loss attributable to the particular loan. Management reviews the allowance for loan losses on each impaired loan on at least a quarterly basis to ensure that it is appropriate in light of updated collateral value estimates, and in light of current information and events that provide evidence about a borrower’s ability (or inability) to repay the loan. Where the loan is judged collateral dependent, the amount of reserves is determined as the excess of the loan’s book value over the collateral value less estimated selling costs.. The Company has historically not charged a loan off until such time as the foreclosure is completed. As stated above, the Company has experienced only one foreclosure of a loan. Because of the Company’s mission as a lender to evangelical Christian churches, it has established a policy to working with its church borrowers to ensure that every possible means of repayment is explored. In almost all cases, borrowers are committed to maintaining their local Christian communities and therefore are very cooperative with the Company in working out payment plans. This cooperation results in extended loan work-out periods that preclude the need for foreclosure. If the borrowers were not cooperative, or if they clearly had no means of repaying the loan, then foreclosure, and the resulting loan charge-off, would occur more quickly. To date the Company has determined the need to foreclose on only one property.

12.	Please revise to explicitly disclose which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

The Company’s loan portfolio consists of loans to evangelical Christian churches and related ministries that are secured by church real property. The portfolio does not contain homogeneous loan pools; therefore, loans are assessed for impairment on a loan-by-loan basis rather than on a loan pool basis. A loan is assessed for impairment at the time that the loan is deemed to be impaired. The following disclosure appears in the Prospectus under the Section entitled “Allowance for Loan Losses” in the Company’s Summary of Significant Accounting Policies and the related loan disclosures at page F-8 of its Financial Statements:

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

“A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  When we modify the terms of a loan for a borrower that is experiencing financial difficulties, a troubled debt restructuring is deemed to have occurred and the loan is classified as impaired.  Loans or portions thereof are charged off when they are determined by management to be uncollectible.  Uncollectability is evaluated periodically on all loans classified as “Loans of lesser Quality.”  Among other variables, management will consider factors such as the financial condition of the borrower, and the value of the underlying collateral in assessing uncollectability.”

As a practical matter, a loan is deemed to be impaired when it is 90 or more days past due, or earlier when facts and circumstances indicate that it is probable that a borrower will be unable to make timely loan payments in accordance with the loan contract. As discussed in Item 11 above, the Company makes contact with borrowers when a loan becomes 10 days past due, and schedules a meeting with the borrower if the loan becomes 30 days past due. By this time, the Company has begun the process of assessing the borrower’s financial condition, and the facts causing the payment delay, using the information it already has on file as well as new information obtained from the borrower. If this information suggests that the loan is collateral dependent, the Company also estimates the collateral value during this time. The Company does not wait until a loan is 90 or more days past due before it begins assessing for impairment, and may have enough information to determine whether a loan has an impairment loss prior to the 90 day mark. In all cases, by the 90 day mark the Company has gathered enough information from the borrower to assess each problem loan for impairment.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Note 2. Related Party Transactions, page F-34

13.
You disclose that you paid loan servicing fees to ECCU of $36.3 and $593.3 thousand in the years ended December 31, 2010 and 2009, respectively.  Please revise to discuss the underlying causes of this trend, whether you expect it to continue and how it will likely impact your future financial results.

The disclosure of loan fees to ECCU of $593.3 thousand in 2009 is a non-recurring event.  During 2009, the mortgage loan portfolio of Ministry Partners Funding (MPF), the Company’s wholly-owned subsidiary, was serviced by ECCU under a different arrangement.  Unlike the pass-through rate arrangement discussed in the Company’s response to Item No. 8 above, ECCU charged and billed MPF a loan servicing fee which was recorded as an operating expense.  During the fourth quarter of 2009, the majority of MPF’s loan portfolio was sold and a residual balance of loans was transferred to the Company.  The $36.3 thousand in loan fees noted for 2010 represents other loan related charges billed by ECCU.

Part  II
Recent Sales of Unregistered Securities, Part II, Page 1

14.	Please clarify whether any of the unregistered sales you list in this section were made in reliance upon Rule 506 of Regulation D.

The Company has not relied upon Rule 506 of Regulation D for the sales of unregistered debt instruments over the past three years.  The Company did rely on Rule 506 of Regulation D for its sale of its equity securities in 2006 and 2007.  Please refer to the Company’s Form D filed on November 30, 2006.  These equity securities included the sale of common stock and preferred stock.  This stock was converted to membership interests pursuant to the Company’s conversion to a limited liability company effective January 1, 2009.  The Company did not rely upon the exemption under Rule 506 of Regulation D for this conversion.  Inasmuch as the discussion under Item 15 on page 1 of Part II covers only the issuance of securities over the past three years, the Company’s issuance of the stock in 2006 and 2007 is not covered and thus no reference to the Company’s reliance on Regulation D is made.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
October 20, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits, page 75

Exhibits 31.1 and 31.2

15.
Please tell us why you have “intentionally omitted” section 4(b) of the 302 certifications of Exhibits 31.1 and 31.2.  You are required to include the complete 302 certification pursuant to Item 308 and 601 of Regulation S-K.  This comment also applies to your Form 10-Q for the period ended March 31, 2011.

The Company has filed amendments to its Form 10-K and Form 10-Q filings to add the referenced certifications.  The 302 certifications of Exhibits 31.1 and 31.2 were not intentionally omitted, but were inadvertently omitted.  These certifications are now included with these Exhibits in the registration statement.

The Company hereby confirms that it understands that all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company further understands that notwithstanding the Staff’s comments, the Company, when it requests acceleration of the effective date of the subject registration statement, will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ BRUCE J. RUSHALL
BRUCE J. RUSHALL

BJR/cak
cc:       Billy M. Dodson, President
            Ministry Partners Investment Company, LLC